

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Jay Puchir
Chief Financial Officer
White River Energy Corp.
609 W/ Dickson St., Suite 102 G
Fayetteville, AR 72701

Re: White River Energy Corp.
Amendment No. 8 to Registration Statement on Form S-1
Filed August 23, 2023
File No. 333-268707

Dear Jay Puchir:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

Amendment No. 8 to Registration Statement on Form S-1

Risk Factors
If we are unable to collect sums due to us for certain participation rights, we could experience material adverse consequences..., page 7

1. We note you disclose that as a practical matter, your most realistic option is to provide notice to Ault Energy that you will terminate Ault's rights under the Participation Agreement and either find other investors or if the well begins production use the production that Ault would have received to fund your operations. Please expand your disclosure to discuss whether you have provided such notice to Ault and any related risks.

Jay Puchir
White River Energy Corp.
September 1, 2023
Page 2

Related Party Transactions, page 84

2. We note you disclose that you have from time to time borrowed amounts from related parties, principally your chief executive officer and to a lesser extent your chief financial officer. Please revise to provide all the information required by Item 404(d) of Regulation S-K since April 1, 2022 and ensure you describe each related party transaction individually rather than on an aggregate basis.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Estimated Quantities of Proved Reserves (Bbl), page F-69

3. We note your response to prior comment 5 and the revisions made on page F-69 of Amendment No. 8. Revised footnote (1) currently indicates, in part, that revisions of estimates "relate to changes in our performance for the wells for changes in the average price used to determine our reserves". Further revise this footnote to more clearly describe what the footnote is trying to convey, as the current language is unclear. Additionally, further revise the note to more clearly describe, for each year presented, the impact of changes in performance and changes in price, e.g. "During the year ended March 31, 2023, total revisions of previous estimates were negative 2,663 Bbls which resulted from an increase due to prices of 5,549 Bbls offset by a reduction due to well performance of 8,212 Bbls."

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael D. Harris, Esq.